UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SYNTHORX, INC.

(Name of Subject Company)

SYNTHORX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87167A103

(CUSIP Number of Class of Securities)

Laura Shawver, Ph.D.

President and Chief Executive Officer

Synthorx, Inc.

11099 N. Torrey Pines Road, Suite 190

San Diego, California 92037

(858) 750-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara Borden, Esq.

Rama Padmanabhan, Esq.

Kenneth J. Rollins, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Synthorx, Inc., a Delaware corporation (“Synthorx” or the “Company”), with the Securities and Exchange Commission (the “Commission”) on December 9, 2019 (the “Initial Filing”), relating to the offer by Sanofi, a French société anonyme (“Parent”), and Thunder Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent, to purchase all the issued and outstanding shares of common stock of Synthorx, $0.001 par value per share (the “Shares”), for a purchase price of $68.00 per Share in cash, without interest and subject to any required withholding of taxes. The Initial Filing included a copy of the Form 8-K filed by the Company with the Commission on December 9, 2019 but the exhibits to such Form 8-K, which were filed with the Form 8-K, were inadvertently omitted from the Initial Filing. This Amendment No. 1 to the Initial Filing includes copies of such exhibits, as follows:

Number	Description

2.1*	Agreement and Plan of Merger, dated as of December 7, 2019, by and among Synthorx, Inc., Sanofi and Thunder Acquisition Corp.

99.1	Joint Press Release of Sanofi and Synthorx, Inc., dated December 8, 2019.

99.2	Letter to Synthorx, Inc. employees, first made available on December 8, 2019.

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.

Except as otherwise set forth herein, the information set forth in the Initial Filing remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 1.